UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 11, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ImmunoGen, Inc.

File No. 000-17999 - CF#27304
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ImmunoGen, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on August 28, 2006.

Based on representations by ImmunoGen, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| Exhibit 10.31 | through | August 19, 2018 |
| Exhibit 10.32 | through | August 19, 2018 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel